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August 4, 2025

PRIVATE AND CONFIDENTIAL

Bradley Ecker

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Europe,
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& Africa

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Trench, Rossi e Watanabe

Advogados

Re:

Nano Labs Ltd (CIK No. 0001872302)

Response to the Staff’s Comments on

Registration Statement on Form F-3

Filed on July 9, 2025

File No. 333-288573

Dear Bradley Ecker and Asia Timmons-Pierce,

On behalf of our client, Nano Labs Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 24, 2025 on the Company’s registration statement on Form F-3 filed on July 9, 2025 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-3 (the “Revised Registration Statement”) via EDGAR to the Commission for review pursuant to the Jumpstart Our Business Startups Act. To facilitate your review, we have separately sent to you via email today a copy of the Revised Registration Statement, marked to show changes to the Registration Statement, and will, upon your request, deliver paper copies of the same to you.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Beijing Suite 3401, China World Office 2 China World Trade Centre 1 Jianguomenwai Dajie Beijing 100004 People’s Republic of China Tel: +86 10 6535 3800 Fax: +86 10 6505 2309	Hong Kong 14th Floor, One Taikoo Place 979 King’s Road, Quarry Bay Hong Kong SAR People’s Republic of China Tel: +852 2846 1888 Fax: +852 2845 0476	Shanghai Unit 1601, Jin Mao Tower 88 Century Avenue Pudong, Shanghai 200121 People’s Republic of China Tel: +86 21 6105 8558 Fax: +86 21 5047 0020

Registered foreign lawyers not admitted to practice in the PRC.

Baker & McKenzie LLP is a member of Baker & McKenzie International.

Registration Statement on Form F-3 submitted July 9, 2025

General

1.	Please confirm that you will include in future Exchange Act filings all applicable disclosures you include, or will include, in this registration statement in response to our comments.

Response: In response to the Staff’s comment, the Company respectfully submits that the Company has included the applicable disclosure in the Revised Registration Statement and will also include in future Exchange Act filings all the applicable disclosures.

2.

You state in Exhibit 99.1 to the amended 6-K filed July 7, 2025 and incorporated by reference that you purchased 74,315 BNB tokens, with a total transaction value of about US$50 million, and that “[f]ollowing this transaction, the Company’s cumulative reserve of mainstream digital currencies, including Bitcoin and BNB, has around US$160 million, marking a successful initial step in Nano Labs’ BNB strategic plan and underscoring its commitment to increasing BNB holdings over time.” Please revise to address the following points:

●       Describe the use case for BNB including its intended purpose, use and/or function.

●       Provide a discussion of BNB “tokenomics” discussing the past and current supply of BNB, how new BNB is created, any burn mechanism, and any inflationary or deflationary mechanism.

●       Provide a materially complete description of BNB, including a discussion of the BNB ecosystem and a description of the lifecycle of the BNB token.

●       Provide risk factor disclosure discussing any material risks related to the BNB token and its ownership.

Please include the revised disclosure directly within your next amendment to Form F-3.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 5 and 18 of the Revised Registration Statement.

3.

We note your disclosure under “Custody of our Cryptocurrency Holdings” on page 58 of the Form 20-F for the fiscal year ended December 31, 2024 and incorporated by reference that you “maintain [your] cryptocurrency holdings in wallets hosted on reputable exchanges, including Hashkey Exchange, CEFFU, Coinbase and Binance.” Please supplementally confirm whether you have disclosed the identities of the material third party custodians with which you maintain your crypto asset holdings, and with respect to each material custodian, please expand your disclosure to disclose:

●       the material terms of any agreement you have with the custodian;

●       the proportion of private keys that are held in hot, warm or cold storage and whether the crypto assets stored by the custodian are commingled with assets of other customers;

●       whether any entity is responsible for verifying the existence of your crypto assets; and

●       whether and to what extent the custodian carries insurance for any losses of the crypto assets it custodies for you.

Please include the revised disclosure directly within your next amendment to Form F-3.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Revised Registration Statement.

4.

Please provide us with your analysis as to your eligibility to register the resale of Class A shares underlying warrants. As part of your response, disclose the dates on which the warrants were issued and why you believe the private placement has been completed. In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. In addition, there can be no conditions that an investor can cause not to be satisfied, including conditions related to market price of the securities or investor’s satisfactory completion of its due diligence requirements. For guidance, refer to Securities Act Sections Compliance & Disclosure Interpretation 139.11.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that pursuant to the closing of the private placement, the private placement has been completed and therefore the Class A ordinary shares underlying the warrants may be validly registered based on the following analysis:

The warrants were issued on June 26, 2025, which was before the Registration Statement was filed. All of the warrants are currently outstanding, with a term of five years and a fixed exercise price of $10.00 that was in place prior to the filing of the Registration Statement. This exercise price is subject only to customary anti-dilution adjustment for subsequent stock splits and other dilutive issuances. In addition, the warrants were issued in a concurrent private placement for the funding from the same group of purchasers in a registered direct transaction that had been completed prior to the filing of the Registration Statement, for which the purchasers were irrevocably bound at such time.

Based on the foregoing factors, the Company believes that all of the factors listed in Securities Act Sections Compliance & Disclosure Interpretation 139.11 to be considered a completed private placement have been met and the Company continues to believe it is eligible to register the resale of the Class A ordinary shares underlying the warrants.

5.	We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since your registration statement that was filed on June 3, 2024 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of June 3, 2024.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page as well as pages 2, 6 and 19 of the Revised Registration Statement.

6.	Please file an executed copy of the Purchase Agreement as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Company has included the executed copy of the Securities Purchase Contract as Exhibit 10.1 to the Revised Registration Statement.

Prospectus Summary, page 1

7.

We note your disclosure on page 1 that “[w]e have actively positioned ourselves in the digital assets space, adopting BNB as our primary reserve asset. We have accumulated nearly US$160 million in mainstream digital currencies including BNB and BTC.” Please address the following points in your next amendment to Form F-3:

●     Reconcile the above-referenced disclosure that you have adopted BNB as your primary reserve asset with your disclosures in your Form 20-F for the fiscal year ended December 31, 2024 that you have adopted Bitcoin as your primary reserve asset (see, e.g., pages 10, 55, 58 and 79).

●     Provide a discussion of the material aspects of your reserve asset strategy.

●     Provide separate risk factors addressing material risks related to your reserve asset strategy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 5 and 18 of the Revised Registration Statement. Specifically, in 2024, the Company formally adopted BTC as its primary reserve asset. During the second quarter of 2025, the Company’s management conducted a comprehensive review of prevailing market models for digital currency reserve programs. Following rigorous internal evaluation, the Company’s management determined that BNB had shown considerable market potential, and accordingly, the Company strategically reallocated its digital currency reserve to focus exclusively on BNB.

If you have any questions regarding the Revised Registration Statement, please contact Mr. K. Ronnie Li at Baker & McKenzie LLP by telephone at 86-138 1033 4784 or via e-mail at Ronnie.Li@bakermckenziefenxun.com, or the undersigned by telephone at +852 2846 1016 or via e-mail at Dan.Ouyang@bakermckenzie.com.

Very truly yours,

/s/ Dan Ouyang

Enclosures

cc:

Nano Labs Ltd

Jianping Kong, Chairman and Chief Executive Officer, Nano Labs Ltd

K. Ronnie Li, Esq., Baker & McKenzie LLP

Jingyi (Sherry) Zhou, Audit Senior, MaloneBailey, LLP

Yuqian Miao, Partner, Zhong Lun Law Firm

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